GenesisAI Corporation

(a Delaware corporation)

Audited Financial Statements

Years Ending December 31, 2023 and 2022

Financial Statements

GenesisAI Corporation

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
GenesisAI Corporation

Opinion

We have audited the accompanying financial statements of GenesisAI Corporation (the Company) which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements (collectively referred to as the financial statements).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. The Company has suffered a loss from operations and has a working capital deficit which raises substantial doubt exists about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Heaton & Company, PLLC

Heaton & Company, PLLC
Farmington, Utah
February 29, 2024

GenesisAI Corporation
BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2022

	December 31, 2023		December 31, 2022	
ASSETS				
Current Assets				
Cash & cash equivalents	$	189,246	$	452,795
Due from Shareholders		52,000		67,000
Accounts receivable		2,073		-
Total Current Assets		243,319		519,795
TOTAL ASSETS	$	243,319	$	519,795
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Accounts payable and accrued liabilities	$	10,243	$	35,510
Total Liabilities		10,243		35,510
STOCKHOLDERS'EQUITY				
Preferred stock, $0.0001 par value, 50,000,000 designated shares, 3,687,994 shares issued and outstanding as of December 31, 2023 and 2022		369		369
Common stock – Class A, $0.0001 par value, 195,000,000 shares authorized, 17,578,181 and 17,483,235 shares issued and outstanding as of December 31, 2023 and 2022, respectively		1,757		1,748
Common stock – Class B, $0.0001 par value, 32,000,000 shares authorized, 27,068,000 and 27,068,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively		2,707		2,707
Additional paid-in capital		9,167,146		7,797,525
Accumulated deficit		(8,938,903)		(7,318,064)
Total Stockholders' Equity		233,706		484,285
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	243,319	$	519,795

See accompanying notes to the financial statements.

GenesisAI Corporation.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

		2023		**2022**
Revenue				
	$	9,145	$	8,122
OPERATING EXPENSES				
Cost of revenue	$	4,500	$	12,331
Selling, general & administrative costs		681,266		1,182,813
Research & development		948,743		1,352,132
Total Operating Expenses		1,634,509		2,547,276
Loss from operations		(1,625,364)		(2,539,154)
OTHER INCOME				
Interest income		4,525		-
Total Other Income		4,525		-
Tax Provision		-		-
NET LOSS AND COMPREHENSIVE LOSS	$	($1,620,839)	$	(2,539,154)
Basic and diluted loss per share	$	(0.04)	$	(0.06)
Weighted average number of shares outstanding		44,646,180		44,557,186

See accompanying notes to the financial statements.

GenesisAI Corporation
Statement of Stockholders' Equity
For the Years Ended December 31, 2023 and 2022

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2021	3,687,994	$ 369	17,396,880	$ 1,740	27,080,000	$ 2,708	$ 6,319,466	$ (4,778,910)	$ 1,545,373
Conversion of common stock class B to common stock Class A	-	-	12,000	1	(12,000)	(1)		-	-
Exercise of stock options	-	-	365				404	-	404
Sale of Class A common stock	-	-	65,616	6	-	-	264,550	-	264,556
Issuance of Class A common stock for services	-	-	8,374	1	-	-	74,299	-	74,300
Stock option expense	-	-			-	-	1,138,806	-	1,138,806
Net loss	-	-	-	-	-	-	-	(2,539,154)	(2,539,154)
Balance, December 31, 2022	3,687,994	$ 369	17,483,235	$ 1,748	27,068,000	$ 2,707	$ 7,797,525	$ (7,318,064)	$ 484,285
Sale of Class A common stock	-	-	94,946	9	-	-	381,695	-	381,704
Stock option expense	-	-	-	-	-	-	987,926	-	987,926
Net loss	-	-	-	-	-	-	-	(1,620,839)	(1,620,839)
Balance, December 31, 2023	3,687,994	$ 369	17,578,181	$ 1,757	27,068,000	$ 2,707	$ 9,167,146	$ (8,938,903)	$ 233,076

See accompanying notes to the financial statements.

GenesisAI Corporation
STATEMENTS OF CASH FLOWS

		2023		2022
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(1,620,839)	$	(2,539,154)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock Options		987,926		1,138,806
Stock for Services		-		74,300
Change in operating assets and liabilities:				
Increase(decrease) in accounts payable and accrued liabilities		(25,267)		33,979
(Increase)decrease in due from shareholders		15,000		-
(Increase)decrease in accounts receivable		(2,073)		-
Net Used in Operating Activities		(645,253)		(1,292,069)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from exercise of stock options		-		404
Proceeds from the issuance of Common Stock		381,704		264,556
Net Cash Provided by Financing Activities		381,704		264,960
Net changes in cash and cash equivalents		(263,549)		(1,027,109)
Cash and cash equivalents – beginning of period		452,795		1,479,904
Cash and cash equivalents – end of period	$	189,246	$	452,795

See accompanying notes to the financial statements.

GENESISAI CORPORATION
Notes to the Financial Statements
For the Years Ended
December 31, 2023 and December 31, 2022

NOTE 1- NATURE OF OPERATIONS

GenesisAI Corporation ("GenesisAI", the "Company", or "we") was formed as a Delaware corporation on July 3, 2018. The Company's headquarters are in California.

The Company develops and markets an online marketplace for artificial intelligence solutions and products. It also develops and markets AI-powered email marketing tool.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company has a limited operating history. Its business and operations are subject to customary risks and uncertainties associated with dependence on key personnel, competition or change in consumer taste, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of services provided in exchange for issuance of stock and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible, within three months of origination, to known amounts as cash equivalents. As of December 31, 2023 and 2022, the Company had $179,281 and $0 in cash equivalents.

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values.

Income Taxes

The Company follows Accounting Standards Codification ("ASC")Topic 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established , when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company has generated a net loss for the years ending December 31, 2023 and December 31, 2022 and has recorded no current income tax provision.

Stock-Based Compensation

The Company accounts for stock-based compensation under the provisions of ASC Topic 718, Compensation-Stock Compensation. Stock-based compensation expense for employees and non-employees is measured at the grant date fair value. Stock-based compensation for all stock-based awards to employees and directors is recognized as an expense over the requisite service period, which is generally the vesting period.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Selling, General & Administrative Costs

The primary components of sales, general & administrative costs are advertising, marketing & business development costs.

Research & Development

The Company expenses research and development costs as they are incurred. Research and development costs consist primarily of payroll, options expense, personnel costs for engineering, research and product management, prototyping costs, and contract and professional services. Research and developments for the years ending December 31 2023 and 2022 were $948,743 and $1,352,132, respectively.

Basic Loss per Share

Basic and diluted loss per share are computed based on the weighted-average common shares and common share equivalents outstanding during the period. Except with respect to certain voting, conversion and transfer rights and as otherwise expressly provided in the Company's Articles of Incorporation or required by applicable law, shares of the Company's Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. Accordingly, basic and diluted net income (loss) per share are the same for both classes. Common share equivalents consist of stock options and restricted stock units. Common share equivalents were excluded from the computation of diluted earnings per share for the years ended December 31, 2023 and 2022, because their effect was anti-dilutive.

Weighted average shares of common stock outstanding used in the calculation of basic and diluted earnings per share were as follows:

	December 31,	
	2023	2022
Net loss per share, basic and diluted	(0.04)	(0.06)
Weighted average shares outstanding:		
Class A common stock	17,578,180	17,463,235
Class B common stock	27,068,000	27,073,951
Total weighted average shares outstanding	44,646,180	44,537,186
Antidilutive securities not included:		
Stock options	3,846,486	6,784,989
Convertible preferred stock	3,687,994	3,687,994
Total	7,534,480	10,472,983

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

NOTE 3 - CASH

Substantially all of the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balance was $9,964 and $452,795 as of December 31, 2023 and December 31, 2022, respectively.

NOTE 4 - STOCKHOLDERS' EQUITY

Common Stock

In September 2021, the Company filed Amended and Restated Certificate of Incorporation, which, among other things, (a) authorizes 227,000,000 shares of Common Stock, $0.0001 par value per share, of which, (i) 195,000,000 shares shall be designated "Class A Common Stock," $0.0001 par value per share, and (ii) 32,000,000 shares shall be designated as "Class B Common Stock," $0.0001 par value per share, (b) authorize 50,000,000 shares of Preferred Stock, $0.0001 par value per share, and (c) effectuate a ten-for-one (10-for-1) forward split of the Company's Common Stock. All shares amounts have been retroactively adjusted to show the forward split. The Company increased the authorized number of shares under their Stock Incentive Plan from 10,000,000 to 15,000,000.

Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one fully paid and nonassessable share of Class A Common Stock. Each share of Class B Common Stock shall automatically, without any further action, convert into one fully paid and nonassessable share of Class A Common Stock upon a transfer of such share, except that if a holder of Class B Common Stock transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such transfer will not cause the automatic conversion of the transferred shares of Class B Common Stock into Class A Common Stock.

Each holder of shares of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. The holders of shares of Class B Common Stock and Class A Common Stock shall at all times vote together as one class on all matters except when otherwise required under the General Corporation Law of the State of Delaware or the Company's Certificate of Incorporation. Under the Company's certificate of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Preferred Stock

The Company's board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the rights, powers, preferences, privileges and restrictions thereof. These rights, powers, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Class

A Common Stock or Class B Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of Class A Common Stock and Class B Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in the Company's control or other corporate action.

Series A Preferred Stock

The Company's board of directors has used its authority to designate 612,330 shares of preferred stock as "Series A-1 Preferred Stock," 3,688,700 shares of preferred stock as "Series A-2 Preferred Stock," 658,800 shares of preferred stock as "Series A-3 Preferred Stock," 204,280 shares of preferred stock as "Series A-4 Preferred Stock," 340,000 shares of preferred stock as "Series A-5 Preferred Stock," and 8,000,000 shares of preferred stock as "Series A-6 Preferred Stock," with the rights and terms summarized below. The Company collectively refer to the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, and Series A-6 Preferred Stock as the "Series A Preferred Stock." The Company created these six series of Series A Preferred Stock with varying original issue prices that correspond to the six different conversion prices of the Company's outstanding SAFEs so that the Company could convert all of their outstanding SAFEs into Series A Preferred Stock with the appropriate original issue price as described below.

Series A Preferred Stock - Rank

Each series of Series A Preferred Stock ranks senior to all Class A Common Stock and Class B Common Stock, junior to any other class or series of capital stock of the Company which specifically provides that it will rank senior in preference or priority to the Series A Preferred Stock, on parity with the Company's other authorized classes of preferred stock, and on parity with any class or series of share capital hereafter created, the terms of which class or series are not expressly subordinated or senior to the Series A Preferred Stock, in each case as to distribution of any asset or property of the Company upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

Series A Preferred Stock - Voting

Shares of Series A Preferred Stock each have one vote and vote together with the holders of Common Stock on an as-converted basis on all matters for which the holders of Common Stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law.

Series A Preferred Stock - Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company or a "deemed liquidation event" (as defined below), each holder of Series A Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Company available for distribution to its stockholders, prior and in preference to all shares of Common Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares have a liquidation preference of an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share, or (b) such amount per share as would have been payable had all shares of its series of Preferred Stock been converted into Common Stock immediately prior to a liquidation , dissolution or winding up or a deemed liquidation event (subject to appropriate adjustment in the event of any stock dividend, stock

split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation the remaining assets available for distribution are insufficient to pay the holders of Series A Preferred Stock the full preferential amount to which they are entitled, the holders of Series A Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and our company shall not make or agree to make any payments to the holders of Common Stock. A "deemed liquidation event" means, unless otherwise determined by the holders of at least a majority of each Series A Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale, lease or other transfer of all or substantially all of our assets to a non-affiliate of our company, or (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which the Company's stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions. The Original Issue Price is $2.00 for the Series A-1 Preferred Stock, $0.17 for the Series A-2 Preferred Stock, $0.17 for the Series A-3 Preferred Stock, $0.09 for the Series A-4 Preferred Stock, $0.10 for the Series A-5 Preferred Stock, and $0.01 for the Series A-6 Preferred Stock.

Series A Preferred Stock - Dividends

The Series A Preferred Stock is entitled to receive any dividends or other distributions paid on any shares of common stock. Dividends or distributions, if any, may be paid in respect of the Series A Preferred Stock at the sole discretion of the Company's board.

Voluntary Conversion

Each share of Series A Preferred Stock is convertible, without any payment, into a number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing its Original Issue Price by the applicable conversion price, defined as initially equal to the Original Issue Price (1 share of preferred stock is convertible into 1 share of common stock) and subsequently adjusted to reflect the effect of stock splits and combinations, that is in effect at the time of conversion, rounded down to the nearest whole share.

Automatic Conversion

Upon (i) the closing of an initial public offering, (ii) the date that the Company or a successor to the Company becomes an issuer with a class of securities registered under Section 12 or subject to Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of a class of Series A Preferred Stock at the time of such vote or consent, voting as a single class on an as-converted basis, or (iv) upon any acquisition, all outstanding shares of such class of Series A Preferred Stock will automatically be converted into shares of Class A Common Stock, at the applicable ratio described above for voluntary conversions, rounded down to the nearest whole share.

Common Stock Issuances

2022

During the year ended December 31, 2022, the Company issued 65,616 of Class A common stock for net proceeds of $264,556 to investors via Regulation A+ and Regulation CF crowdfunding rounds.

During the year ended December 31, 2022, the Company's CEO converted 12,000 shares Class B common stock into 12,000 shares of Class A common stock.

2023

During the year ended December 31, 2023, the Company issued 94,945 of Class A common stock for net proceeds of $381,695 to investors via Regulation CF crowdfunding rounds.

Restricted Stock Units

During the year ended December 31, 2021, the Company issued 240,000 restricted stock units (RSUs) of Class A common stock to an advisor for services. 180,000 of the RSUs vested immediately and the remaining 60,000 RSUs vested at a rate of 1/12 per month. As of December 31, 2021, 205,000 of the RSU's had vested and $226,730 had been recorded as stock for services. During the year ended December 31, 2022, the remaining 35,000 RSUs vested and the Company recorded $38,710 as stock for services.

In 2022, the Company issued 8,374 RSUs of Class A common stock to an employee. The RSUs vested 1/4 per month and were fully vested as of December 31, 2022. The Company recorded stock for services in the amount of $35,589 related to these RSUs during the year ended December 31, 2022.

Activity related to our restricted stock units during the years ended December 31, 2023 and 2022, was as follows:

	Number of Units		Weighted Average Grant Date Fair Value
Total awards outstanding at December 31, 2021	35,000	$	1.106
Units granted	8,374	$	4.25
Units Exercised/Released	(43,374)	$	1.71
Units Cancelled/Forfeited	-	$	-
Total awards outstanding at December 31, 2022	-	$	-
Units granted	-	$	-
Units Exercised/Released	-	$	-
Units Cancelled/Forfeited	-	$	-
Total awards outstanding at December 31, 2023	-	$	-

As of December 31, 2023 and 2022, the remaining unrecognized expense related to the RSUs was $0.

Stock Options

The Corporation adopted the 2018 Stock Incentive Plan (the "Plan"), pursuant to which the Corporation may grant incentive stock options, non-statutory stock options, and other stock awards for the purchase of an aggregate of

15,000,000 shares of Common Stock as of December 31, 2023 and 2022.

During the year ended December 31, 2022, the Company granted a total of 1,455,374 stock options under the Plan to various consultants and employees. The stock options had exercise prices between $2.00 and $4.25 and expire after 10 years. The vesting terms of the stock options are as follows:

- 1,455,374 stock options vest and become exercisable at a rate of 1/48 on a monthly basis over four years.

During the year ended December 31, 2022, 365 stock options were exercised for proceeds of $404 and 1,152,970 stock options were forfeited by various former employees, consultants, and advisors.

The fair value of options granted for the year ended December 31, 2022 was estimated on the date of grant using the Black-Scholes-Merton Model that uses assumptions noted in the following table.

	2022
Expected term (in years)	10
Expected stock price volatility	101 to 118 %
Risk-free interest rate	1.52 to 4 %
Expected dividend yield	0

During the year ended December 31, 2023, the Company granted a total of 340,532 stock options under the Plan to various and employees. The stock options had exercise price of $4.25 and expire after 10 years. The vesting terms of the stock options are as follows:

- 340,532 stock options vest and become exercisable at a rate of 1/48 on a monthly basis over four years.

During the year ended December 31, 2023, 3,279,035 stock options were forfeited by various former employees,

The following table summarizes all stock option activity for the years ended December 31, 2023 and 2022:

	Number of Options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2021	6,482,950	$	1.13	9.68
Granted	1,455,374	$	2.68	10
Exercised	(365)	$	1.11	9
Forfeited/expired	(1,152,970)	$	2.17	9.35
Outstanding at December 31, 2022	6,784,989	$	1.28	8.77
Granted	340,532	$	4.25	9.39
Exercised	-	$	-	-

Forfeited/expired	(3,279,035)	$	1.25	7.39
Outstanding at December 31, 2023	3,846,486	$	1.59	7.89
Exercisable at December 31, 2023	2,864,180	$	1.39	7.73
Unvested stock options at December 31, 2023	982,306	$	1.69	7.74

During the year ended December 31, 2023 and 2022, the Company recorded a total of $987,926 and $1,138,806, respectively, in stock option expense related to the issuance and vesting of the stock options. The total remaining unrecognized stock option expense is $1,848,400.

SAFEs

Since inception and through December 31, 2020, the Company had raised $843,265 in exchange for several Simple Agreements for Future Equity (collectively, the "SAFEs") and these amounts have been recorded to additional paid-in capital. During the year ended December 31, 2021, $625,021 of the SAFEs were converted into 3,687,994 shares of preferred stock. On December 16, 2021, the Company's Chief Executive Officer exercised his powers as Designated Lead Investor to amend the conversion terms of SAFEs that were issued in exchange for proceeds of $625,390 to allow for their voluntary conversion by the Company for the amounts of shares of preferred stock that were issuable upon the occurrence of a "Qualified Equity Financing" in accordance with the original SAFE terms. The converted SAFEs were then converted into 3,687,994 shares of Series A-2 Preferred Stock. These shares were granted for no consideration other than the original purchase amounts for the outstanding SAFE instruments. The Company granted these shares to the former SAFE holders pursuant to a private placement exemption from registration requirements.

As of December 31, 2023 and 2022, the remaining balance of SAFEs was $217,875. The terms of the remaining SAFEs are below.

An amount of $37,625 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $37,625. If there is a Qualified Equity Financing (defined as more than $500,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

An amount of $15,250 of the outstanding SAFEs from 2019 will convert upon the following terms: If there is a Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

An amount of $50,000 of the outstanding SAFEs from 2019 will convert upon the following terms: If there is a

Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $250,000 }.

In 2019, the Company has raised an additional $66,000 cash in exchange for several Simple Agreements for Future Equity (collectively, the "2019 SAFEs") that were worth $115,000; $49,000 of the SAFEs were issued in exchange for advisory services instead of cash. Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"), an amount of $115,000 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $115,000. If there is a Qualified Equity Financing (defined as $1,000,000 for $40,000 of the 2019 SAFEs; $1,200,000 for $25,000 of the 2019 SAFEs, $2,000,000 for $50,000 of the 2019 SAFEs worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either : (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $7,000,000).

NOTE 5 - GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2018 and has incurred losses since Inception. Since Inception, the Company has relied on securing shareholder investments and contributions from the founders. As of December 31, 2023, the Company generated limited amount of revenue and will likely continue to incur losses until it is able to begin generating revenues sufficient to cover its operating costs. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with additional funding and funds from revenue-producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – RELATED PARTY TRANSACTIONS

In March 2020, the Company inadvertently made an overpayment to our CEO of $67,000. The Company and its CEO did not have knowledge of such overpayment until April 2021 and wished to rectify such overpayment by requiring the CEO to repay the Company the amount of the overpayment. In April 2021 we entered into a loan agreement with the CEO relating to the terms of the repayment by the CEO of the overpayment of $67,000. Principal and interest on the $67,000 overpayment loan accrue at a rate of 2% and are due on March 30, 2024, and may be prepaid in whole or in part without penalty.

For the year ended December 31, 2023, the Company approved a bonus to its CEO for $15,000. The note receivable balance was reduced by $15,000. As of December 31, 2023 and 2022, the note receivable balance was

$52,000 and $67,000, respectively. On February 22nd, 2024 the board approved amending promissory note. Loan due payment date was changed to March 30th, 2027 in exchange of increasing interest rates from 2% to 3.5%.

The sibling of GenesisAI's CEO worked at GenesisAI and received the following compensation in 2023 and 2022 respectively: $22,320 and $37,101. As of December 31st, 2023, the sibling of GenesisAI's CEO does not work in GenesisAI anymore.

NOTE 7 - INCOME TAXES

The Company follows the provisions of ASC 740, "Income Taxes." This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. As a result of the implementation of this standard, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by ASC 740.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred tax assets and the valuation account are as follows:

		December 31, 2023	December 31, 2022
Deferred tax assets:			
NOL carryover	$	1,033,572	900,660
Valuation allowance		(1,033,572)	(900,660)
Net deferred tax asset	$	-	-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rates of 21% to pretax income the years ended December 31, 2023 and 2022.

The components of income tax expense for the years ending December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Book loss	$	340,376	533,222
Stock for services and compensation		(207,464)	(254,752)
Interest paid		950	-
Change in NOL valuation allowance		(132,912)	(278,470)
Income tax expense	$	-	-

The Company currently has no issues creating timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty of the utilization of net

operating loss carry forwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate. A provision for income taxes has not been made due to net operating loss carry-forwards of approximately $4,952,000 as of December 31, 2023, which may be offset against future taxable income. No tax benefit has been reported in the financial statements.

The Company did not have any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes. As of December 31, 2023, the Company had no accrued interest or penalties related to uncertain tax positions.

All tax years since inception remain subject to examination by major taxing jurisdictions.

NOTE 8 - **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events from December 31, 2023, through February 29, 2024, the date when the financial statements were available to be issued and has determined the following items needed to be disclosed:

- The Company continued its Reg CF raise on Netcapital and has commitments of around $30,000.